Exhibit 99.1
IFRS USD Press Release

Infosys (NYSE: INFY) announces results for the Quarter ended June 30, 2017

Bangalore, India – July 14, 2017

Q1 revenues grew sequentially by 3.2% in USD terms; 2.7% in constant currency terms

Q1 revenues grew 6.0% year-on-year in USD terms

Q1 operating margin at 24.1%, flat as compared to Q1 17

Utilization excluding trainees increased by 2% to 84%

FY 18 revenue guidance retained at 6.5%-8.5% in constant currency. FY 18 operating margin guidance retained at 23%-25%

Operating cash flow was $ 644 million, as compared to $ 547 million in Q4 17

Liquid assets including cash and cash equivalents and investments were $6,091 million as on June 30, 2017 as compared to $5,979 million as on March 31, 2017

Financial Highlights

Consolidated results under International Financial Reporting Standards (IFRS) for the quarter ended June 30, 2017

•        Revenues were $2,651 million for the quarter ended June 30, 2017

QoQ growth of 3.2% in reported terms; 2.7% in constant currency terms

YoY growth of 6.0% in reported terms; 6.3% in constant currency terms

•        Operating profit was $638 million for the quarter ended June 30, 2017

QoQ growth of 0.7%; YoY growth of 6.0%

•        Net profit was $541 million for the quarter ended June 30, 2017

QoQ decline of 0.4%;YoY growth of 5.8%

“Our persistent focus on execution in Q1 is reflected in broad-based performance on multiple fronts– revenue growth, resilient margins despite multiple headwinds, healthy cash generation and overall business results. I am encouraged by the uptick in revenue per employee for six quarters in a row, and the strong momentum in our new high growth services and software, as we accelerate our focus on innovation-led growth.” said Dr. Vishal Sikka, CEO. “The widespread adoption of our grassroots innovation and education initiatives continue to fuel our transformation, and I am proud to see Infoscions embrace and drive Infosys toward becoming a next-generation services company.”

“We had broad-based growth across geographical and industry segments. Our initiatives on operational discipline led to record levels of utilization and better realization during the quarter.” said U B Pravin Rao, COO. “Our new services and software offerings are helping us strengthen our positioning in the market.”

“Our relentless focus on strong cash generation led to a healthy operating cash flow. Further, our continued emphasis on operational efficiencies enabled us to mitigate the impact of margin headwinds during the quarter.” said M. D. Ranganath, CFO. “We successfully navigated yet another quarter of significant currency volatility through our hedging”

Outlook

The Company’s outlook (consolidated) for the fiscal year ending March 31, 2018, under IFRS is as follows:

•	Revenues are expected to grow 6.5%-8.5% in constant currency*;
•	Revenues are expected to grow 7.1%-9.1% in USD terms based on the exchange rates as of June 30, 2017**

*FY 17 constant currency rates - AUD/USD – 0.75; Euro/USD – 1.09; GBP/USD – 1.30

**Currency rates as of June 30, 2017 - AUD/USD – 0.77; Euro/USD – 1.14; GBP/USD – 1.30

BUSINESS HIGHLIGHTS

In Q1, we continued to help clients drive automation and innovation into the core of their businesses leveraging our renewed traditional services, our new services in areas such as Cloud Ecosystem, Big Data and Analytics, API and Micro Services, Data and Mainframe Modernization, Cyber Security and IoT Engineering Services, and our software-led offerings, especially our next-generation Artificial Intelligence (AI) Platform Nia. We also continued to drive our cultural transformation through education and learning, leveraging Zero Distance to drive our grassroots innovation culture, introducing new curriculum and training programs for in-demand skills of the future, and building on our strategy to leverage our global talent with the best local talent in the key markets in which we operate.

In April, we launched Infosys Nia, building on and accelerating, our work over the last 2.5 years to help clients embrace AI. With 160+ engagements across 70+ clients, Nia continues to be central to all our conversations with clients as we work with them to transform their businesses.

We further enhanced our global footprint this quarter, in line with our strategy to establish global competency centers, employ the best talent in the market and bring our education and training capabilities closer to our clients. In April, we opened a new Development Center focused on Engineering Services in Croatia. In May, we announced our commitment to hire 10,000 American workers over the next two years and establish four technology and innovation hubs in the U.S. The first will open in Indiana in August 2017 and the second hub will be opened in North Carolina. Additionally, we recently expanded our presence in China with a new campus in Shanghai, to create an ecosystem of local talent training, new tech labs and an incubator for startups.

RENEW

In Q1, we worked closely with clients to renew their traditional IT services and infrastructure, including modernizing their mission critical applications, with key engagements with Edgewell Personal Care, and more.

Edgewell Personal Care, is a US-based consumer products company that manufactures and markets a number of well-known brands, including Schick, Wilkinson Sword, Playtex, Banana Boat, Hawaiian Tropic, Wet Ones and Edge.

“Edgewell partnered with Infosys to implement a leading-edge transformation of our global ERP landscape to drive the company's IT innovation. Over the next 1-2 years, Infosys will deliver SAP S/4 HANA solutions in North America and Asia. These solutions will enable us to deliver significant process simplification and operating efficiencies. As part of this journey, we recently migrated our global Manufacturing system to SAP S/4 HANA and the project successfully went live in May 2017. Infosys is currently engaged in migrating our Order to Cash and Financial Systems to SAP S/4 HANA for North America and also deploying the SAP S/4 HANA global template solution to our Asia Pacific markets. We look forward to continuing our collaboration with Infosys in our ERP modernization journey.” - Tony Bender, Chief Information Officer & Vice President, Global Business Services

PrimeRevenue, a leader in working capital financial technology, optimizes cash flow for more than 20,000 customers in over 70 countries, and processed more than $100 billion in supply chain transactions in 2016.

“We selected Infosys to assist in optimizing our data architecture to support processing billions of dollars in supply chain finance transactions every month. In our quickly growing fintech marketplace, Infosys is one of our key partners supporting PrimeRevenue’s current phase of very high-growth.” - Wes Dean, Chief Technology Officer, PrimeRevenue, Inc.

We also continued to drive grassroots innovation in every project through our Zero Distance (ZD) initiative. We started this program in March 2015, and today, more than 16,500 ideas have been produced, of which more than 2,200 have been implemented with clients globally.

Myer, Australia’s largest department store group and a leader in Australian retailing recently leveraged our Zero Distance idea and deployed the ‘My Picker App’ for fulfilling their retail orders.

“Our ‘My Picker App’ has a huge strategic relevance for Myer, significantly reducing the time to pick and pack orders by 20%, driving down the labor cost of fulfilment by an estimated $1.8m based on FY17 units and rapidly growing our omni channel business. We have been able to reduce our fulfilment duration target from 32.5 hours to 24 hours, and increase our pick success target from 85% to 90%. Infosys proactively partnered and led the way on this project by producing a working prototype to demonstrate how this app would work, converting a concept into reality, and gelling well in a cross- functional agile team with Myer.” - Mark Cripsey, Chief Digital and Data Officer, Myer

NEW

We continued to see momentum in our new services, in our software-led offerings and in leveraging Design Thinking. The new services that we have launched over the course of the last two years are seeing strong traction in key accounts.

Our software portfolio is already forming a critical part of our business, both in terms of amplifying our existing services and in creating new business opportunities. Panaya and Skava have continued their momentum, with Skava now a full-fledged eCommerce platform, extending its reach beyond retail through its micro services based architecture.

We launched the Infosys Boundaryless Data Lake offering powered by the Information Grid Solution on Amazon Web Services (AWS).

“Infosys partnered with Levi Strauss & Co’s e-commerce business to build a first party data analytics solution on AWS. The solution, built by Infosys, enables consumer insights of clickstream and e-commerce data to activate consumer revenue growth actions across marketing touch points.” - Abigail Johnson, Senior Program Manager eCommerce, Levi Strauss & Co

“ERM, the world’s leading sustainability consulting company is working with Infosys to harness technology and data to transform our business. We have embarked on a journey to re-imagine sustainability challenges for our clients by leveraging Design Thinking principles of empathy and rapid prototyping. Innovation is at the heart of this transformation and we believe Design Thinking can help us reinvent our business and create new sources of value. In our recent Design Thinking engagement with Infosys, we believe we have taken the initial steps to transform our ways of thinking about sustainability challenges and mapping them to the Digital Technology ecosystem. I am pleased to say that with Infosys’ help we have started to build the momentum to rapidly prototype Digital solutions and embrace agile ways of working to address sustainability challenges for our global client base.” - Keryn James, Group Chief Executive, ERM

“In partnering with Infosys Consulting, their Design Thinking approach and methodologies helped our team to think out-of-the-box and through a fresh lens around how we could transform our HR onboarding process. This led to new innovations for us around our use of mobile, virtual reality and other digitally-centric experiences that will give our employees an enriching, unique connection to BP.” - Olivier Dubuisson, Employee Experience Director, BP

Adient is the global leader in automotive seating, with revenues of $17 billion and over 200 plants that supplies automotive seats and components for over 25,000,000 cars a year.  In response to the rapidly evolving automotive industry, Adient leadership launched a digital transformation, with Design Thinking being a catalyst.  Infosys has delivered Design Thinking innovation engagements for Adient regional centers globally, to enable and accelerate this transformation and help Adient on its goal to become an exponential company.

Infosys worked with Spark NZ to design a series of design thinking-based leadership programs for their high potential talent and teams.  Over 6 months, in a ‘pop up’ design space in Auckland, 120 leaders from Spark NZ were given new skills and perspectives on how to use Design Thinking to be more competitive in a disruptive market – how to do more with less.  Teams of Spark ‘DT Ninjas’ worked with Infosys over 6-8 weeks investigating, designing and Lo-Fi prototyping new ways to address long-term problems for Spark and their customers.  Over this period, the teams had intensive bootcamps, ongoing coaching and real ‘fieldwork’ assignments.  We’re excited that from the CXO level to the Service Desk, those involved rated this experience with Infosys as one of the most important, valuable and impactful professional development experiences they can remember.  Infosys is proud to have played a role in helping add to the digital DNA of Spark NZ – helping their leaders and teams find new ways of finding, framing and solving important problems through design thinking, challenging their assumptions and moving quickly through prototyping with a focus on the customer experience.

TAFE NSW has taken a proactive approach to managing the disruptive forces impacting the training and education market in Australia by focusing on creating innovative solutions that will enable TAFE NSW to meet the needs of students and industry with greater agility. Infosys will help provide TAFE NSW a distinct advantage to drive its transformation and deliver tangible efficiencies by letting it drive its customer centric goals of being a contemporary and sustainable business skilling the NSW workforce, while optimizing, automating and managing its core finance business processes.

As one of the world's largest manufacturers of named brand home improvement and new home construction products, promotions are a critical part of Masco Corporation’s many companies.

“Infosys is helping us take the initial step towards the advanced analytics landscape and drive the predictability of sales and effectiveness of our business. As part of this effort, the Infosys Nia team helped us align our sales data across years and analyze the historical data, the effectiveness of our strategy and the impact of our decisions across various channels.” - Viren Shah, Chief Information Officer, Masco Cabinetry

"By leveraging and integrating a broad set of artificial intelligence technologies, Infosys is supporting customers on their journey toward business transformation. The modular set up of Infosys Nia allows for more flexibility when addressing diverse sets of use cases. On this journey, Infosys' expansive AI and cognitive computing capabilities provide customers with solutions that put data at the center of their service delivery strategies." - Dr. Tom Reuner, Senior Vice-President, HfS Research

The Commercial Bank, Qatar, successfully completed a pilot on a cloud-based blockchain network with Infosys Finacle.

"This pilot has demonstrated the immense potential of blockchain to provide the best customer experience for our clients and given us a glimpse of what more we could do on this powerful platform. We are delighted with the success of this pilot across the Commercial Bank Group and want to expand our cluster to form closed group networks for trade and cash transactions with more banks in South Asia, Egypt, Philippines, UAE and other countries with higher transaction volumes. We hope to leverage what is quickly becoming the largest emerging consortium, in terms of transactions, and offer a wider range of products and services to individuals and organizations alike, on this platform." - Joseph Abraham, Chief Executive Officer, Commercial Bank

Nature’s Bounty is the flagship brand of The Nature’s Bounty Co., a family of wellness brands committed to providing people with high quality products to complement lifestyles and physical health.

“Our decision to partner with Infosys to transform and upgrade our HR, compensation and payroll processes was strategic to streamline and improve HR processes, and meet global rollout deadlines. Infosys implemented innovative solutions to automate processes including CEO approval workflows, self-service applications for end users, an analytics dashboard for management, and a custom tax calculation for payroll.” - Elaine McLaughlin, Senior Director – Payroll and HR Systems, Nature’s Bounty

Leroy-Somer is a world-leading specialist in industrial alternators and drive systems, designing and manufacturing highly innovative eco-technological solutions to serve the industrial and commercial markets.

“We deployed the Oracle Transportation Management Cloud Service in just weeks – a timeframe vital to our business continuity – with the help of Infosys. In addition, we have optimized our supply chain processes, thereby improving customer service significantly.” - Olivier Couret, Logistics Director, Leroy-Somer

“Infosys has helped the College of American Pathologists drive a practice of continuous improvement in our Infrastructure and Applications Support functions. Infosys has learned about our organization, business and processes from working side by side in daily partnership with IS and business team members. They’ve identified and implemented, or helped us implement, improvements in test automation, load testing and refresh process automation, leading to a 90% manual activity reduction, significantly shorter release times, greater environment availability, increased load testing effectiveness, reduced downtime and higher quality. Through recommended process improvements, Infosys has helped us ensure more predictable, reliable, and available environments resulting in significant productivity improvement to our development and release processes. Infosys is further helping us modernize our digital infrastructure. We are actively looking at features that Infosys’ SKAVA offers for eCommerce services including multi-channel capabilities and rapid implementation cycles. SKAVA promises the opportunity to promote our applications on any handheld or desktop device - an increasingly important driver of user adoption and satisfaction.”- Greg Gleason, Chief Information Officer, College of American Pathologists

In Q1, the EdgeVerve business delivered strong performance with 36 wins (Finacle 24 + Edge 12) and 38 go lives (Finacle 21 + Edge 17) from both the Finacle and Edge suite of solutions across various market regions.

Finacle continued to strengthen its position as a platform of choice for digital transformation and enabling new business models for banks.

MauBank, Mauritius, adopted the Infosys Finacle Leasing Solution this quarter.

"MauBank is committed to being the most progressive and preferred bank in Mauritius. Our aim of ensuring world-class banking services along with industry leading growth, is tied to consolidating our operations on best of breed banking platforms. We believe the Finacle Leasing Solution will help us scale our leasing operations and boost productivity, thus positioning the service line as a key business driver." - Sayyad Khodabocus, Head - IT Applications, MauBank

INVESTMENTS & ECOSYSTEM

We continue to deepen our partnerships, invest in technology and expertise that complement our strategy, and participate with clients and partners in the technical communities that drive value for clients and create new opportunities for Infosys.

Huawei signed an Alliance MoU with Infosys to explore joint solutions in the Business Support Systems (BSS) domain bringing together Huawei’s industry leading BSS products and Infosys' strength in Consulting, Systems Integration and Application Development and Maintenance (ADM) services.

Infosys launched the joint Retail Point of Sale (RPOS) and Enterprise Device as a Service (DaaS) solutions to help businesses accelerate digital transformation for the enterprise. This was launched as part of the HP Global System Integrator (GSI) Alliance Program.

Infosys and SmartBear, a leading provider of software quality tools, entered into a strategic alliance this quarter. As part of this alliance, Infosys will support customers who leverage SmartBear tools across the world.

CULTURE

Through this quarter, we have advanced our investments in life-long learning for Infoscions. The Digital Tutor social learning platform which is now made available on cloud and accessible on mobile devices, has gained momentum with 3,528 learning videos that are accessible to our employees. Additionally, the Infosys Learning Platform has been enhanced with 177 courses on topics spanning different technologies and business effectiveness, and has witnessed over 45,000 unique users till date. Following the launch of Infosys Nia in April 2017, we have trained over 2,100 employees in this new product. Design Thinking, the driving force for change at Infosys, has now covered 142,218 employees across the organization. We recently extended our partnership with Udacity, to accelerate the pace of skill adoption in new technologies and industry skills for new trainees.

AWARDS & RECOGNITION

•	Infosys received awards towards Best CEO, Best CFO and Best Investor Relations at the 2017 All-Asia Executive Team rankings by Institutional Investor magazine in the Technology/IT Services and Software sector
•	Infosys positioned as a Leader in NelsonHall Vendor Evaluation & Assessment Tool (NEAT) on Digital Transformation Services
•	Infosys inducted into the Winner’s Circle in the HfS Blueprint Guide: Industry 4.0 Services
•	Infosys positioned as a Leader in Everest Group’s IT Outsourcing in Capital Markets PEAK Matrix Assessment 2017
•	Infosys positioned as a Leader in Everest Group’s IT Outsourcing in Global Banking PEAK Matrix Assessment 2017
•	Infosys positioned as a Leader in Everest Group’s Independent Testing Services – PEAK Matrix Assessment 2017
•	Infosys inducted into the Winner’s Circle in the HfS Utility Operations 2017 Blueprint Report
•	Infosys recognized for accelerating growth, business development, and for excellence in collaboration of license sales and increasing pipeline growth at the Pega Partner Awards
•	MongoDB recognized Infosys as its partner of the year in fourth annual MongoDB Innovation Awards
•	Infosys Public Services appraised at CMMI® Maturity Level 5
•	Infosys Finacle, jointly with its clients won four awards for banking technology excellence by The Asian Banker
•	Infosys Pune became the Largest Campus in the World to Earn LEED Platinum Certification from US Green Building Council

BEYOND BUSINESS

In India, Infosys Foundation relentlessly pursued its mission of creating a more equitable society by scaling community-driven initiatives and fostering programs aimed at uplifting the underserved. Some of the key initiatives of the quarter included upgradation and renovation of the existing pediatric ward building at Capital Hospital in Odisha, and construction of a major operation theatre complex at Kidwai Memorial Institute of Oncology, Bangalore. The Foundation also invested in the construction of 4-lane road works of Kotekar-Pathuru road near our Mangalore SEZ campus in the interest of public safety, and partnered with Visakha Jilla Nava Nirmana Samithi for distribution and channelization of water through a gravity technique to rural drought-hit villages of Andhra Pradesh.

Infosys Foundation USA hosted its third annual thought leadership conference, CrossRoads, in San Francisco. This one of a kind event in Computer Science and Maker education, featured 20+ panels with 155 participants from 133 organizations from academia, policy-making, and non-profits. The Foundation also announced the 25 winners of the 2017 Infy Maker Awards in a blog written by NASA astronaut Alvin Drew. The Foundation renewed its grant to Carnegie Mellon University to continue support of the CREATE Lab community robotics and social innovation programs at elementary schools in Georgia and Utah. Infosys Foundation USA extended its WhyIMake Maker education awareness campaign by releasing new episodes showcasing famous Makers, actor Nick Offerman and NASA astronaut Don Pettit, to TV networks and broadcasters across the US, resulting in 3,150 nationwide airings reaching over 28 million views.

About Infosys Ltd.

Infosys is a global leader in technology services and consulting. We enable clients in 45 countries to create and execute strategies for their digital transformation. From engineering to application development, knowledge management and business process management, we help our clients find the right problems to solve, and to solve these effectively. Our team of 198,000+ innovators, across the globe, is differentiated by the imagination, knowledge and experience, across industries and technologies that we bring to every project we undertake.

Visit www.infosys.com to see how Infosys (NYSE: INFY) can help your enterprise thrive in the digital age.

Safe Harbor

Certain statements mentioned in this release concerning our future growth prospects are forward-looking statements regarding our future business expectations intended to qualify for the 'safe harbor' under the Private Securities Litigation Reform Act of 1995, which involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding fluctuations in earnings, fluctuations in foreign exchange rates, our ability to manage growth, intense competition in IT services including those factors which may affect our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, industry segment concentration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks or system failures, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which Infosys has made strategic investments, withdrawal or expiration of governmental fiscal incentives, political instability and regional conflicts, legal restrictions on raising capital or acquiring companies outside India, and unauthorized use of our intellectual property and general economic conditions affecting our industry. Additional risks that could affect our future operating results are more fully described in our United States Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2017. These filings are available at www.sec.gov. Infosys may, from time to time, make additional written and oral forward-looking statements, including statements contained in the company's filings with the Securities and Exchange Commission and our reports to shareholders. The company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the company unless it is required by law.

Contact

Investor Relations	Sandeep Mahindroo +91 80 3980 1018 Sandeep_Mahindroo@infosys.com
Media Relations	Sarah Vanita Gideon +91 80 4156 3998 Sarah_Gideon@infosys.com	Chiku Somaiya +1 7136706752 Chiku.Somaiya@infosys.com

Infosys Limited and subsidiaries

Unaudited Condensed Consolidated Balance Sheets as of

(Dollars in millions except equity share data)

	June 30, 2017	March 31, 2017
ASSETS
Current assets
Cash and cash equivalents	3,579	3,489
Current investments	1,609	1,538
Trade receivables	1,934	1,900
Unbilled revenue	611	562
Prepayments and other current assets	822	749
Derivative financial instruments	4	44
Total current assets	8,559	8,282
Non-current assets
Property, plant and equipment	1,834	1,807
Goodwill	573	563
Intangible assets	113	120
Investment in associate	–	11
Non-current investments	937	984
Deferred income tax assets	104	83
Income tax assets	941	881
Other non-current assets	117	123
Total Non-current assets	4,619	4,572
Total assets	13,178	12,854
LIABILITIES AND EQUITY
Current liabilities
Trade payables	40	57
Derivative financial instruments	7	–
Current income tax liabilities	703	599
Client deposits	2	5
Unearned revenue	309	274
Employee benefit obligations	220	209
Provisions	63	63
Other current liabilities	1,178	954
Total current liabilities	2,522	2,161
Non-current liabilities
Deferred income tax liabilities	29	32
Other non-current liabilities	18	24
Total liabilities	2,569	2,217
Equity
Share capital- 5 ($0.16) par value 2,400,000,000 (2,400,000,000) equity shares authorized, issued and outstanding 2,285,679,962 (2,285,655,150), net of 11,264,702 (11,289,514) treasury shares as of June 30, 2017 (March 31, 2017), respectively	199	199
Share premium	594	587
Retained earnings	12,050	12,190
Cash flow hedge reserve	(4)	6
Other reserves	51	–
Other components of equity	(2,281)	(2,345)
Total equity attributable to equity holders of the company	10,609	10,637
Non-controlling interests	–	–
Total equity	10,609	10,637
Total liabilities and equity	13,178	12,854

Infosys Limited and subsidiaries

Unaudited Condensed Consolidated Statements of Comprehensive Income

(Dollars in millions except share and per equity share data)

	Three months ended June 30, 2017	Three months ended June 30, 2016
Revenues	2,651	2,501
Cost of sales	1,692	1,592
Gross profit	959	909
Operating expenses:
Selling and marketing expenses	138	137
Administrative expenses	183	170
Total operating expenses	321	307
Operating profit	638	602
Other income, net	127	112
Share in associate's profit / (loss)	–	–
Write-down of investment in associate*	(11)	–
Profit before income taxes	754	714
Income tax expense	213	203
Net profit	541	511
Other comprehensive income
Items that will not be reclassified subsequently to profit or loss:
Re-measurements of the net defined benefit liability/asset	–	(2)
Cumulative impact on reversal of unrealized gain on quoted debt securities on adoption of IFRS 9	–	(5)
Equity instruments through other comprehensive income, net	–	–
Items that will be reclassified subsequently to profit or loss:
Fair value changes on investments, net	4	–
Fair value changes on derivatives designated as cash flow hedge, net	(10)	–
Foreign currency translation	60	(173)
Total other comprehensive income, net of tax	54	(180)
Total comprehensive income	595	331
Profit attributable to:
Owners of the Company	541	511
Non-controlling interests	–	–
	541	511
Total comprehensive income attributable to:
Owners of the Company	595	331
Non-controlling interests	–	–
	595	331
Earnings per equity share
Basic ($)	0.24	0.22
Diluted ($)	0.24	0.22
Weighted average equity shares used in computing earnings per equity share
Basic	2,285,657,604	2,285,622,329
Diluted	2,287,058,148	2,285,768,122

*	During the quarter ended June 30, 2017, the Company has written down the entire carrying value of the investment in its associate DWA Nova LLC, an Infosys Innovation Fund Investment. The impact of write down on Q1 18 net profit is $11 million

NOTE:

1.	The unaudited Condensed Consolidated Balance sheets and Condensed Consolidated Statements of Comprehensive Income for the three months ended June 30, 2017 have been taken on record at the Board meeting held on July 14, 2017
2.	A Fact Sheet providing the operating metrics of the company can be downloaded from www.infosys.com